SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.4)*

			Arkansas Best Corporation
	(Name of issuer)

				Common Stock
	(Title of Class of Securities)

				04079010
	(CUSIP Number)

	Check the following box if a fee is being paid with this statement 0. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages


CUSIP No.  04079010		13G		  Page 2 of 6 Pages


1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

	MacKay-Shields Financial Corporation	13-2631681


2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
	GROUP*
			Not Applicable	(a)0
						(b)0

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)


	        		 5  SOLE VOTING POWER
NUMBER OF			Not Applicable
SHARES
BENEFICIALLY
			6   SHARED VOTING POWER
OWNED BY			1,372,030
EACH
REPORTING		7   SOLE DISPOSITIVE POWER
PERSON			Not Applicable
WITH
			8   SHARED DISPOSITIVE POWER
				1,372,030

9 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	EACH 	REPORTING PERSON
		1,372,030

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES*
		Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN
	ROW 9
		7%

12	TYPE OF REPORTING PERSON*
		IA

*SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934

ITEM 1 (a)	Name of Issuer:
		Arkansas Best Corporation

ITEM 1 (b)	Address of Issuer's Principal Executive Offices:
			3801 Old Greenwood Road
			Fort Smith, AR 72903

ITEM 2 (a)	Name of Person Filing:
		MacKay-Shields Financial Corporation

ITEM 2  (b)	Address of Principal Business Office:
		9 West 57th Street
		New York, NY 10019

ITEM 2 (c)	Citizenship:
		United States

ITEM 2 (d)	Title of Class of Securities:
		Common Stock

ITEM 2 (e)	CUSIP Number:
		04079010

ITEM 3.     If this statement is filed pursuant to Rules 13d-1 (b), or
13d-2(b), 		check whether the person filing is a:

(a)    [  ]	Broker or Dealer registered under Section 15 of the Act
(b)    [  ]	Bank as defined in section 3(a)(6) of the Act
(c)    [  ]	Insurance Company as defined in section 3(a)(19) of the
Act
(d)    [  ]	Investment Company registered under section 8 of the
Investment Company Act
(e)    [X]	Investment adviser registered under Section 203 of the
Investment Advisers Act of 1940
(f)    [  ]	Employee Benefit Plan, Pension Fund which is subject to
the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund; see section
240.13d-1 (b)(1)(ii)(F)


Page 3  of 6  Pages

SCHEDULE 13G cont.


(g)    [  ]	Parent Holding Company, in accordance with section
	240.13d-l(b)(ii)(G) (Note: See Item 7)

(h)    [  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(H)

ITEM 4.            Ownership.

		If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:

		Aggregate 1,372,030_consisting of (i) 1,271,700 shares of common stock and (ii) 100,330 shares of common stock which may be acquired conversion of preferred stock A.

	(b)	Percent of Class:
		7%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote
			Not Applicable

		(ii)	shared power to vote or to direct the vote
			1,372,030

		(iii) 	sole power to dispose or to direct the disposition
			of
			Not Applicable


		(iv)	shared power to dispose or to direct the
			disposition of
			1,372,030


Page  4  of  6  Pages

SCHEDULE 13G cont.

ITEM 5.         	Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

		Not Applicable

ITEM 6.		Ownership of More than Five Percent on Behalf of
		Another Person.

		If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

		Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. No interest of any such clients relates to more than 5% of the class.

ITEM 7.		Identification and Classification of the Subsidiary
		Which Acquired the Security Being Reported on By the Parent Holding Company.

		If a parent holding company has filed this Form, so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary, and, if applicable, a separate exhibit furnishing the information called for by Rule 13d-l(b)(1)(ii)(G) with respect to non-qualified subsidiaries.

		Not Applicable

ITEM 8.		Identification and Classification of Members of the
		Group.

		If a group has filed this Schedule, so indicate under
		Item 3(h) and attach an exhibit stating the identity and
		Item 3 classification of each member of the group.

		Not Applicable

Page 5 of 6 Pages

SCHEDULE 13G cont.

ITEM 9.		Notice of Dissolution of Group

		Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
		Item 5.

		Not Applicable

ITEM 10.		Certification

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 7, 1997

Signature:		Jeffry B. Platt

Name/Title:		Jeffry B. Platt, General Counsel


Page 6 of 6  Pages